Exhibit 99.1

Results for Announcement to the Market

James Hardie Industries plc

ARBN 097 829 895

Half Year Ended 30 September 2014
Key Information	Half Year Ended 30 September

	2015 US$M	2014 US$M	Movement

Net Sales From Ordinary Activities	857.2	764.2	Up	12%

Profit From Ordinary Activities After Tax Attributable to Shareholders	156.1	194.1	Down	20%

Net Profit Attributable to Shareholders	156.1	194.1	Down	20%

Net Tangible (Liabilities) Assets per Ordinary Share	US$(0.65)	US$0.10	Down	-

Dividend Information

•	An FY2015 first half ordinary dividend (FY2015 first half dividend) of US8.0 cents per security is payable to CUFS holders on 27 February 2015.

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The record date to determine entitlements to the FY2015 first half dividend is 23 December 2014 (on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

•	The FY2015 first half dividend and future dividends will be unfranked for Australian taxation purposes.

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The company will be required to deduct Irish DWT (currently 20% of the gross dividend amount) from this dividend and future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).

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The Australian currency equivalent amount of the FY2015 first half dividend to be paid to CUFS holders will be announced after the record date. The amount payable to shareholders who have elected to receive their dividend in NZ dollars or British pounds will also be announced on the same date.

•	No dividend reinvestment plan is in operation for this FY2015 first half dividend.

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The FY2014 second half ordinary dividend (“FY2014 second half dividend”) of US32.0 cents per security and a special dividend (“FY2014 special dividend”) of US20.0 cents per security were paid to share/CUFS holders on 08 August 2014.

Movements in Controlled Entities during the half year ended 30 September 2014

   There were no movements in controlled entities during half year ended 30 September 2014

Review

The results and financial information included within this half year report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 2nd Quarter and Half Year Ended 30 September 2014

Contents

1.	Media Release
2.	Management’s Analysis of Results
3.	Management Presentation
4.	Condensed Consolidated Financial Statements
5.	Half-Yearly Director’s Report

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2014 Annual Report which can be found on the company website at  www.jameshardie.com.